UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MSGI Security Solutions, Inc.

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(Name of Issuer)

Common Stock, $.01 par value

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(Title of Class of Securities)

553570 10 2

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(CUSIP Number)

Peter B. Hirshfield, Esq.
Hirshfield Law
1035 Park Avenue, Suite 7B
New York, New York 10028
(646) 827-9362

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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2007

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(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.          Names of Reporting Persons.     Apro Media Co. Ltd.

I.R.S. Identification Nos. of above persons (entities only).  None

2.  Check the Appropriate Box if a Member of a Group (see instructions)

(a)          [X ]

(b)          [ ]

3.       SEC Use Only

4.       Source of Funds (see instructions)       OO

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items

    2(d) or 2(e) [ ]

6.       Citizen or Place of Organization    Republic of Korea

7.       Sole Voting Power          -0-

8.       Shared Voting Power        1,000,000

9.     Sole Dispositive Power      -0-

10.   Shared Dispositive Power   1,000,000

11.   Aggregate Amount Beneficially Owned be Each Reporting Person  1,000,000

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See     Instructions) [   ]

13.   Percent of Class Represented by Amount in Row (11)  5.2% (based on 19,326,272 shares of Common Stock outstanding)

14.   Type of Reporting Person   CO

1.          Names of Reporting Persons.     Apro Media Corp.

I.R.S. Identification Nos. of above persons (entities only).  87-079933

2.  Check the Appropriate Box if a Member of a Group (see instructions)

(a)          [X ]

(b)          [ ]

3.       SEC Use Only

4.       Source of Funds (see instructions)       OO

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items

    2(d) or 2(e) [ ]

6.       Citizen or Place of Organization    Delaware

7.       Sole Voting Power          -0-

8.       Shared Voting Power        1,000,000

9.     Sole Dispositive Power      -0-

10.   Shared Dispositive Power   1,000,000

11.   Aggregate Amount Beneficially Owned be Each Reporting Person  1,000,000

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See     Instructions) [   ]

13.   Percent of Class Represented by Amount in Row (11)  5.2% (based on 19,326,272 shares of Common Stock outstanding)

14.   Type of Reporting Person   CO

Item 1.    Security and Issuer

This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of MSGI Security Solutions, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 575 Madison Avenue, New York, New York 10022.

Item 2.     Identity and Background

This Statement is being jointly filed by Apro Media Co. Ltd., a corporation organized and existing under the laws of the Republic of Korea ("Apro Korea") and by Apro Media Corp., a Delaware corporation (“Apro Delaware”). The principal executive offices of Apro Korea are located at #13-5 Dodang-Dong, Wonmi-Ku, Bucheon-City, Kyounggi-Do, Republic of Korea, and the principal executive offices of Apro Delaware are located at 303 Twin Dolphin Drive, Suite 600, Redwood City CA 94065.  Apro Korea and Apro Delaware are in this Statement collectively referred to as the “Reporting Persons”.   The principal business of the Reporting Persons is the manufacture, distribution and marketing of surveillance cameras, displays, digital video recorders and sub-assemblies related thereto.  During the last five years, neither of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration

On May 9, 2007 the Issuer entered into a sub-contract and distribution agreement (the “Agreement”) with Apro Delaware for at least $105 million of sub-contracting business over seven years to provide commercial security services to a Fortune 100 defense contractor and others.  Under the terms of the Agreement, the Issuer will acquire components from Apro Korea or its Korean distributor and deliver fully integrated security solutions at an average level of $15 million per year for the length of the seven-year engagement.  The Agreement includes a profit sharing arrangement with Apro Korea, which will initially take the form of unregistered Issuer common stock (“Common Stock”) and the issuance of a cashless exercise Warrant, which will vest over the period of the Agreement based on revenue received by the Issuer (the “Warrant”). Starting in the third year, the Issuer will be obligated to provide cash payments while vesting significantly fewer shares under the Warrant, and in the seventh year, just cash. In the aggregate, assuming all the revenue targets are met over the next seven years, Apro Korea would be entitled to acquire up to approximately 16 million shares of Common Stock including the shares issuable upon exercise of the Warrant.  The Warrant has not yet been issued by the Issuer to Apro Korea and the first one million (1,000,000) share of Common Stock were issued to Apro Korea's nominee, KSTAR, Inc., on December 21, 2007.  The Agreement also provides that the Issuer will grant certain registration rights to Apro Korea covering the shares of common stock to be issued and the shares underlying the Warrant.

Item 4. Purpose of Transaction

Apro Korea acquired the one million (1,000,000) shares of Common Stock and may hereafter acquire additional shares of Common Stock and vest shares under the Warrant as a way to benefit from the revenues Apro Delaware will provide to the Issuer. Based on a number of factors, including the Reporting Persons' evaluation of the market for the Issuer's shares, the performance of the Issuer under the Agreement, general economic and stock market conditions and other investment opportunities, the Reporting Persons may purchase additional securities of the Issuer through open market or privately negotiated transactions with the Issuer or existing shareholders, may dispose of all or a portion of the securities of the Issuer now or hereafter owned by them, may recommend to the Board of Directors of the Issuer that the Issuer consider one or more acquisition or merger candidates for the Issuer, and may recommend to the Board of Directors of the Issuer that the Issuer dispose of or wind up a business or operation that may not be performing up to the remaining operations of the Issuer.  The Reporting Persons may, in the future, seek representation on the Issuer's Board of Directors and may also seek to expand or change the Issuer's management if it believes that the Issuer is unable to satisfactorily discharge its duties under the Agreement.

Other than as set forth above, or as noted below, the Reporting Persons do not have any plans or proposals that would result in any of the following:

(a)  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)               any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

(e)  any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer's business or corporate structure;

(g)  changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)  causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934, as amended; or

(j)  any action similar to any of those enumerated above.

The Reporting Persons reserve the right to determine in the future to change the purpose or purposes described above.

Item 5. Interest in Securities of the Issuer

(a)  Aggregate Number and Percentage of Common Stock. The Reporting Persons beneficially own 1,000,000 shares of the Issuer's Common Stock representing approximately 5.2% of the Issuer's outstanding Common Stock (based on 18,326,272 shares of Common Stock outstanding on November 9, 2007, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007 and the 1,000,000 shares issuer to Apro Korea's nominee, KSAR, Inc., on December 21, 2007).

(b)   Power to Vote and Dispose. The Reporting Persons share voting and dispositive power over the shares of Common Stock identified in response to Item 5(a) above.

(c)  Transactions within the Past 60 Days. Apro Korea, through its nominee, KSTAR, Inc., acquired the shares of Common Stock identified in response to Item 5(a) on December 21, 2007 directly from the Issuer.

(d)  Certain Rights of Other Persons. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

On May 9, 2007, the Issuer entered into the Agreement with Apro Delaware, pursuant to which, among other things: (i) the Reporting Persons agreed to supply the Issuer with at least $105 million in sub-contracting business over the seven year term of the Agreement; and (ii) the Issuer agreed to a profit sharing arrangement with Apro Korea which will initially take the form of unregistered shares of Issuer Common Stock and the issuance of the Warrant, which will vest over the term of the Agreement based on revenue received by the Issuer.  Starting in the third year, the Issuer will be obligated to provide cash payments while vesting significantly fewer shares under the Warrant, and in the seventh year, just cash.  In the aggregate, assuming all the revenue targets are met over the seven year term of the Agreement, Apro Korea would be entitled to acquire up to 16 million shares of Issuer Common Stock (including the 1,000,000 shares identified in Item 5(a) above).  The Reporting Persons are “accredited investors" as such term is defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended.

Item 7. Material to be filed as Exhibits

Description of Exhibit	Exhibit Number

Sub-Contract and Distribution Agreement dated May 9, 2007 between MSGI Security Solutions, Inc. and Apro Media Corp.	1
Joint Filing Agreement	2

After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: December 28, 2007

Apro Media Co. Ltd.

By: /s/ Min Ho Lee

       Name:   Min Ho Lee

       Title:  Secretary

Apro Media Corp.

By: /s/ W. Benjamin Garst, Jr.

       Name:   W. Benjamin Garst Jr.

       Title:  Secretary